May 5, 2010

Mr. Christian T. Sandoe Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Pearl Mutual Funds
1933 Act Registration No. 333-53390
1940 Act Registration No. 811-10261

Dear Mr. Sandoe:

This letter responds to the comments you orally conveyed to Kevin Bettsteller and me on April 13, 2010, regarding post-effective amendment no. 12 to the registration statement on Form N-1A of Pearl Mutual Funds (the “Trust”) and each of its series (the “Funds,” and each, a “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

General
1.	Comment: Please provide written responses to the staff’s comments, filed as a separate piece of EDGAR correspondence. In addition, please file Tandy representations as EDGAR correspondence.

Response:    The Trust hereby files these responses to the staff’s comments as separate EDGAR correspondence. The Trust also hereby files Tandy representations with the Commission in this correspondence, as Exhibit A hereto.

Prospectus
2.	Comment: Please delete the Funds’ contact information from the front cover page of the prospectus, as it is not explicitly permitted or required by Item 1(a) of Form N-1A.

Response:    The Instruction to Item 1 of Form N-1A states: “A Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).” (emphasis added).

Mr. Christian T. Sandoe
May 5, 2010

General Instruction C.3.(b) to Form N-1A states in turn that “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” (emphasis added). Read together, these two statements permit a fund to present any additional information on the cover-sheet of the prospectus, provided that the information is not incomplete, inaccurate, or misleading, and provided further that it does not obscure or impede the understanding of the information that is required to be included. The Funds' contact information is not incorrect, incomplete or misleading. In addition, its presentation does not obscure or impede the understanding of the information required to be contained on the cover of the prospectus, or any of the other information in the prospectus. As a result, we believe that the inclusion of the Funds' contact information is permitted by the line item requirements of Form N-1A. As a consequence, the Trust respectfully declines to comply with this comment.

3.	Comment: Please delete the phrase “At a Glance” that immediately precedes the “Investment Objective” heading for each Fund, as it is not explicitly permitted or required by Item 2(a) of Form N-1A.

Response: The phrase “At a Glance” has been deleted.

4.	The following comments apply to the Funds’ fees and expenses tables:

a.
Comment:    Please delete the last sentence of footnote 3 to each Fund’s expense table, discussing what the Fund’s expenses would be if acquired fund fees and expenses were not included.  The information may be included further back in the prospectus, in accordance with General Instruction C.3.(b) to Form N-1A.

Response:    The last sentence of footnote 3 has been deleted, and this information is now reflected on page 19 of the prospectus in the section of the prospectus captioned “Management of the Funds – The Investment Manager.”

b.
Comment:    Please revise the second sentence of footnote 4 to each Fund’s expense table to clarify that the expense limitation agreement will continue for a period of at least one year from the date of the prospectus and may only be terminated by the board of trustees of the Trust.

Response: We have revised this sentence in accordance with your comment.

Mr. Christian T. Sandoe
May 5, 2010

c.
Comment:    Please delete the last sentence of footnote 4 to each Fund’s expense table, and revise the second-to-last sentence to the extent it contains information not explicitly permitted or required by Item 3 of Form N-1A.  The information may be included further back in the prospectus, in accordance with General Instruction C.3.(b) to Form N-1A.

Response:    We have deleted the last sentence of footnote 4 to each Fund’s expense table, in accordance with your comments.  We have shortened the information contained in the penultimate sentence to ensure that it contains only information required or permitted by Item 3 of Form N-1A.  The deleted information is reflected on page 19 of the prospectus in the section of the prospectus captioned “Management of the Funds – The Investment Manager.”

d.
Comment:    With respect to the second-to-last sentence of footnote 4 to each Fund’s expense table, please supplementally confirm that the staff has previously represented to the Trust that a provision in the expense limitation agreement permitting the Adviser to recover reimbursed amounts for up to five years, to the extent such recovery does not cause the expense limit to be exceeded, is acceptable.

Response:    In a letter dated June 28, 2001 to the Staff, Stacy H. Winick of Bell, Boyd & Lloyd LLP, counsel to the Trust summarized an agreement between the Trust and its investment adviser, with the concurrence of the SEC staff prior to acceleration of the filing.  The agreement stated in pertinent part that:

●
The Manager’s right to recover excess expense reimbursements from either series of the Trust is limited to a period of five fiscal years after the fiscal year during which the amounts were paid or reimbursed by the Manager.  The expense limitation agreement with the Trust has been amended to reflect this five year limitation.  Likewise, the Trust’s registration statement will be revised to reflect this five year limitation.

The Trust has subsequently complied with this five-year recapture limitation.

5.	Comment: With respect to each Fund, please add language to the introductory paragraph of the “Principal Investment Risks” section to indicate that both the Fund and the underlying funds in which it invests may be subject to the enumerated risks.

Response: The last sentence of the introductory paragraph of the “Principal Investment Risks” section has been revised as follows:

Mr. Christian T. Sandoe
May 5, 2010

[The Fund], or the portfolio funds in which [the Fund] invests, may be subject to the following principal risks:

6.	Comment: Please delete the heading “Characteristics of Portfolio Funds and Related Principal Risks,” as the risks listed below that heading are borne by the respective Fund, even if indirectly.

Response: The heading “Characteristics of Portfolio Funds and Related Principal Risks” has been deleted.

7.	Comment: Please supplementally confirm whether investing in “junk bonds” is truly a principal risk of either Fund, since each intends to invest a significant portion of its portfolio in equity mutual funds.

Response: Because Pearl Total Return Fund usually holds a significant position in bonds, through direct investment in one or more bond funds plus indirect investment in bonds through underlying funds, and it is possible that a significant part of this exposure to bonds will consist of "junk bonds," the Trust believes that this is truly a principal risk of this Fund. Regarding Pearl Aggressive Growth Fund, although it is possible that an underlying fund in which this Fund invests may hold positions in “junk bonds,” the Trust does not believe that this risk is a principal risk. As a result, this risk factor has been deleted from Pearl Aggressive Growth Fund's Item 4 disclosure.

8.	Comment: For Pearl Total Return Fund, please include disclosure in the second introductory paragraph under the section entitled “Annual Total Return” to clarify that, although the Fund’s shares were not originally registered under the Securities Act of 1933, the Fund was organized as an open-end management investment company under the Investment Company Act of 1940.

Response: The first sentence of the second introductory paragraph under the section entitled “Annual Total Return” has been revised as follows:

From July 1, 1972 through July 1, 2001, although PTRF was organized as an open-end management investment company under the Investment Company Act of 1940, PTRF’s shares were not registered under the Securities Act of 1933 and sales of PTRF shares were made only on a private basis.

9.	Comment: With respect to each Fund, please revise the paragraphs immediately following the Average Annual Total Return tables to include only the information explicitly required or permitted by Item 4 of Form N-1A or the Instructions thereto. Any information not permitted in this section may be included further back in the prospectus, in accordance with General Instruction C.3.(b) to Form N-1A.

Response: The paragraphs immediately following the Average Annual Total Return tables have been revised accordingly.

10.	Comment: With respect to each Fund, please delete both the address information of the Adviser and the second sentence of the section entitled “Investment Adviser

Mr. Christian T. Sandoe
May 5, 2010

and Manager,” as the information is not explicitly permitted or required by Item 5(a) of Form N-1A.

Response: The section entitled “Investment Adviser and Manager” has been revised accordingly.

11.
Comment:    Please revise the paragraphs under the heading “Portfolio Managers” for each Fund to include only the respective portfolio manager’s name, title, and length of service, as required by Item 5(b) of Form N-1A.

Response: The paragraphs under the heading “Portfolio Managers” have been revised accordingly.

12.	Comment: Please revise the first two paragraphs under the section entitled “Purchase and Sale of Fund Shares” to include only the information explicitly permitted or required by Item 6 of Form N-1A.

Response: The first two paragraphs under the section entitled “Purchase and Sale of Fund Shares” have been revised accordingly.

14.	Comment: Please revise the heading currently titled “Dividends, Capital Gains, and Taxes” to read “Tax Information,” in accordance with Item 7 of Form N-1A. In addition, please combine the first and second sentences of the paragraph under that section.

Response: The “Dividends, Capital Gains, and Taxes” section heading and the body of that paragraph have been revised accordingly.

Statement of Additional Information
15.	Comment: Please include language responsive to the recently adopted governance disclosure requirements described in Item 17(b) of Form N-1A.

Response: The following language has been included pursuant to Item 17(b) of Form N-1A:

Leadership Structure and Qualifications of the Board of Trustees

The Board of Trustees oversees the Manager and certain other principal service providers in the operations of the Funds.  The Board of Trustees consists of five Trustees who are not “interested persons” of PMF as defined in the 1940 Act (each an “independent Trustee”) and two Trustees who are “interested persons” of PMF.  The Board of Trustees meets in-person at regularly scheduled meetings throughout the year.  In addition, the Board may meet in-person or by telephone at special meetings or on an informal basis at

Mr. Christian T. Sandoe
May 5, 2010

other times. As described below, the Board of Trustees has established four standing committees – Audit, Nominating and Governance, Contract Review, and Executive – and may establish ad hoc committees or working groups from time to time, to assist the Board of Trustees in fulfilling its oversight responsibilities. The independent Trustees also have engaged independent legal counsel to assist them in fulfilling their responsibilities.

The Chairman of the Board of Trustees is an independent Trustee.  The Chairman presides at all meetings of the Board of Trustees at which the Chairman is present.  Among other things, the Chairman reviews and approves the agenda for each Board meeting and facilitates communication among PMF’s independent Trustees.  The Trustees believe that the Board’s leadership structure is appropriate given the characteristics and circumstances of PMF.  The Trustees also believe that this structure facilitates the exercise of the Board’s independent judgment in fulfilling its oversight function and efficiently allocates responsibility among Committees.

The Board of Trustees has concluded that, based on each Trustee’s experience, qualifications, attributes, or skills on an individual basis and in combination with those of the other Trustees, each Trustee should serve as a member of the Board.  In making this determination, the Board has taken into account the actual service of the Trustees during their tenure in concluding that each should continue to serve.  The Board also has considered each Trustee’s background and experience.  Set forth below is a brief discussion of the specific experience qualifications, attributes, or skills of each Trustee that led the Board to conclude that he should serve as a Trustee.

Each of Messrs. Stanley, Axel, Coder, and Evans has served for more than 30 years as a Trustee of PMF and its predecessor, while Mr. Solt and Drs. DeJong and Stein have served for 9, 12, and 7 years, respectively.  Each of Messrs. Solt and Stanley has extensive experience in the financial services industry, both with the Manager and other companies.  Each of Messrs. Axel, Coder, and Evans and Dr. Stein has significant executive experience in other industries.  Dr. DeJong has been a Professor of Economics for over 20 years.  Each of Messrs. Solt, Stanley, Axel, Coder, and Evans and Drs. DeJong and Stein holds an advanced degree.

Risk Oversight

The operation of a mutual fund, including its investment activities, generally involves a variety of risks.  As part of its oversight of the Funds, the Board of Trustees oversees risk through various regular Board and Committee activities. The Board of Trustees, directly or through its Committees, reviews reports from, among others, the Manager, the Funds’ Chief Compliance

Mr. Christian T. Sandoe
May 5, 2010

Officer, the Funds’ independent registered public accounting firm, and outside legal counsel, as appropriate, regarding risks faced by the Funds and the risk management programs of the Manager and certain service providers. The actual day-to-day risk management with respect to the Funds resides with the Manager and other service providers to the Funds. Although the risk management policies of the Manager and the service providers are designed to be effective, there is no guarantee that they will anticipate or mitigate all risks. Not all risks that may affect the Funds can be identified, eliminated, or mitigated. Some risks simply may not be anticipated or may be beyond the control of the Board of Trustees or the Manager, its affiliates, or other service providers.

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We believe that this information responds to all of your comments.  If you should require any additional information feel free to call me at 202.778.9220.

Very truly yours,

/s/ Eric S. Purple

Eric S. Purple

Enclosures

Copies (w/encl.) to:	Robert H. Solt
David M. Stanley
Richard R. Phillips

Exhibit A – Tandy Representation for Pearl Mutual Funds

Pearl® Mutual Funds
2610 Park Avenue
P.O. Box 209
Muscatine, IA  52761

May 5, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

Pearl Mutual Funds
1933 Act Registration No. 333-53390
1940 Act Registration No. 811-10261

On behalf of Pearl Mutual Funds (the “Trust”), we hereby make the following representations:

(i)           The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)           The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PEARL MUTUAL FUNDS

By:        /s/ David M. Stanley
Name:   David M. Stanley
Title:     Secretary